Exhibit VIII

DESCRIPTION OF SLIM PARTIES9

To the knowledge of the Reporting Persons:

(i) The members of the Slim Family, each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of CGT, GFI and Inmobiliaria Carso. In addition, the members of the Slim Family are the beneficiaries of the Control Trust. As a result, ownership of all Shares owned or controlled by these entities is deemed to be shared among each member of the Slim Family;

(ii) GFI is a sociedad anonima bursátil de capital variable organized under the laws of Mexico. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company. GFI also controls various trusts for the benefit of its employees and employees of its subsidiaries;

(iii) CGT is a sociedad anonima bursátil de capital variable organized under the laws of Mexico. CGT is a holding company with interests in the Issuer and other telecommunications companies;

(iv) Inmobiliaria Carso is a sociedad anónima de capital variable organized under the laws of México controlled indirectly by the Slim Family. Inmobiliaria Carso is a real estate holding company;

(vii) Fundacion Telmex is a not-for-profit partnership organized under the laws of Mexico. A board, all of whose members are employees or directors of Telmex, makes investment decisions for Fundacion Telmex. Thus, Fundacion Telmex may be deemed to be controlled by Telmex, which may be deemed to be controlled by CGT, and CGT, the Slim Family, the Reporting Persons may be deemed to share beneficial ownership of all Shares beneficially owned by Fundacion Telmex. CGT and the Slim Family have expressly disclaimed such beneficial ownership. The Reporting Persons expressly disclaim such beneficial ownership;

(viii) Fundacion Carso is a not-for-profit partnership organized under the laws of Mexico. A board, the majority of whose members are members of the Slim Family, makes investment decisions for Fundacion Carso. Thus, Fundacion Carso may be deemed to be controlled by the Slim Family, and the Slim Family, the Reporting Persons may be deemed to share beneficial ownership of all Shares beneficially owned by Fundacion Carso. The Slim Family has expressly disclaimed such beneficial ownership. The Reporting Persons expressly disclaim such beneficial ownership;

(x) None of the members of the Slim Family have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

[9]	Based solely on the Slim 13D.